UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HUMANA INC.
(Name of Issuer)

COMMON STOCK, $.16-2/3 PAR VALUE
(Title of Class of Securities)

444859 10 2
(CUSIP Number)

Arthur P. Hipwell, Esq.
Senior Vice President & General Counsel
500 W. Main St.
Louisville, KY 40202
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

03/01/2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box (   ).

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444 859 102

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

           David A. Jones

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  (     )

         (b)  ( X )

3.   SEC Use Only

4.   Source of Funds (See Instructions)      N/A

5.   Check if disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

          N/A

6.   Citizenship or Place of Organization:      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
8,753,963
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
8,753,963
	10.	Shared Dispositive Power
-0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          8,753,963

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          (X)

13.   Percent of Class Represented by Amount in Row (11):    5.2%

14.   Type of Reporting Person (See Instructions)
           IN

Item 1. Security and Issuer.

                $0.1667 par value common stock
                HUMANA INC.
                500 West Main Street
                Louisville, KY 40202

Item 2. Identity and Background

(a)   Name of Person Filing:     David A. Jones

(b)   Address of Principal Business Office or, if none, Residence:
          500 West Main Street
          Louisville, KY 40202

(c)   Principal Occupation:
          Chairman of the Board
          Humana Inc.
          500 W. Main St.
          Louisville, KY 40202

(d)   The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)   The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)   Citizenship:
       United States of America

Item 3.   Source and Amount of Funds or Other Consideration:    N/A

Item 4.   Purpose of Transaction

Reporting Person has entered into Section 10b5-1 Trading Plans. The Reporting Person through one of the brokers will sell up to Eighty Thousand (80,000) shares per month. The brokers will alternate months with Merrill Lynch, Pierce, Fenner & Smith beginning in March 2002, and UBS PaineWebber Inc. beginning in April 2002. The Trading Plans cover up to an aggregate of Nine Hundred Sixty Thousand (960,000) shares of Humana Inc. common stock. The 10b5-1 Trading Plans are scheduled to terminate no later than February 28, 2003 subject to earlier termination per the provisions as set out in the Trading Plans. See Exhibits 99.1 and 99.2.

Item 5.  Interests in Securities of the Issuer

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Reporting Person beneficially owns 8,753,963 shares of Humana Inc. common stock. This represents 5.2% of the 168,902,725 shares outstanding as of March 1, 2002. Reporting Person disclaims ownership of 30,000 shares of Humana Inc. common stock held by his wife and 1,385 shares of Humana Inc. common stock held in a Trust on her behalf. Also excludes 255,000 stock options that are not exercisable within sixty (60) days.

(b)  Reporting Person has sole voting and dispositive power over over 8,753,963 shares assuming the exercise of 20,000 options within sixty (60) days.

(c)  During the last sixty (60) days the following transactions were effected by the Reporting Person:       N/A

(d)  N/A

(e)  N/A

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see Sections 240.13d3(d)(1) and the note thereto.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer:

Reporting Person has entered into Section 10b5-1 Trading Plans. The Reporting Person through one of the brokers will sell up to Eighty Thousand (80,000) shares per month. The brokers will alternate months with Merrill Lynch, Pierce, Fenner & Smith beginning in March 2002, and UBS PaineWebber Inc. beginning in April 2002. The Trading Plans cover up to an aggregate of Nine Hundred Sixty Thousand (960,000) shares of Humana Inc. common stock. The 10b5-1 Trading Plans are scheduled to terminate no later than February 28, 2003 subject to earlier termination per the provisions as set out in the Trading Plans. See Exhibits 99.1 and 99.2.

In March 2001 Reporting Person entered into a forward sale agreement ("Forward Agreement") relating to up to 451,700 shares (the "Base Amount") of Humana Common Stock ("Common Stock"). In connection with the Forward Agreement, between March 14, 2001 and March 22, 2001, the counterparty sold 451,700 shares of Common Stock into the public market in accordance with paragraphs (f) and (g) of Rule 144 under the Securities Act of 1933, as amended, at an average price of $11.32 per share. The Forward Agreement provides that three business days after March 22, 2004, Reporting Person will deliver a number of shares of Common Stock (or, at the election of Reporting Person, the cash equivalent of such shares) based on the following: (a) if the closing price of the Common Stock on March 22, 2004 (the "Final Price") is less than $11.32 per share, Reporting Person will deliver 451,700 shares; (b) if the Final Price is equal to or greater than $11.32 per share (the "Floor Price"), but less than or equal to $13.92 per share (the "Cap Price"), Reporting Person will deliver a number of shares equal to Floor Price/Final Price x 451,700; and (c) if the Final Price is greater than the Cap Price, Reporting Person will deliver a number of shares equal to Floor Price + (Final Price - Cap Price)/(Final Price x 451,700). In consideration therefor, Reporting Person has received a price of $4,381,490.

Item 7.   Material to be Filed as an Exhibit:

Exhibit 99.1  Section 10b5-1 Trading Plan with Merrill Lynch, Pierce, Fenner & Smith
Exhibit 99.2  Section 10b5-1 Trading Plan with UBS PaineWebber, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2002 Date /s/ David A. Jones Signature David A. Jones, Chairman of the Board Humana Inc. Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)